Exhibit 99.3

Cameco Corporation

2022 condensed consolidated interim financial statements

(unaudited)

May 4, 2022

Cameco Corporation

Consolidated statements of earnings

(Unaudited)	Note	Three months ended
($Cdn thousands, except per share amounts)		Mar 31/22	Mar 31/21
Revenue from products and services	10	$398,038	$290,016

Cost of products and services sold		307,611	280,462
Depreciation and amortization		40,601	49,358

Cost of sales		348,212	329,820

Gross profit (loss)		49,826	(39,804)

Administration	13	57,780	11,199
Exploration		2,618	1,314
Research and development		2,801	479
Other operating income	8	(19,973)	(21,785)
Gain on disposal of assets		(344)	(1)

Earnings (loss) from operations		6,944	(31,010)
Finance costs	11	(18,730)	(17,681)
Gain on derivatives	17	9,935	8,706
Finance income		1,951	1,278
Share of earnings from equity-accounted investee	6	43,023	20,617
Other income (expense)	12	(4,258)	11,106

Earnings (loss) before income taxes		38,865	(6,984)
Income tax recovery	13	(1,419)	(2,031)

Net earnings (loss)		$40,284	$(4,953)

Net earnings (loss) attributable to:

Equity holders		40,350	(4,929)
Non-controlling interest		(66)	(24)

Net earnings (loss)		$40,284	$(4,953)

Earnings (loss) per common share attributable to equity holders:

Basic	14	$0.10	$(0.01)

Diluted	14	$0.10	$(0.01)

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of comprehensive earnings

(Unaudited)	Note	Three months ended
($Cdn thousands)		Mar 31/22	Mar 31/21
Net earnings (loss)		$40,284	$(4,953)

Other comprehensive income (loss), net of taxes:

Items that will not be reclassified to net earnings:
Equity investments at FVOCI - net change in fair value[1]		—	16,089

Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(2,667)	(9,109)

Other comprehensive income (loss), net of taxes		(2,667)	6,980

Total comprehensive income		$37,617	$2,027

Other comprehensive income (loss) attributable to

Equity holders		$(2,667)	$6,982
Non-controlling interest		—	(2)

Other comprehensive income (loss)		$(2,667)	$6,980

Total comprehensive income attributable to

Equity holders		$37,683	$2,053
Non-controlling interest		(66)	(26)

Total comprehensive income		$37,617	$2,027

[1]	Net of tax (Q1 2022 - $0; Q1 2021 - $(2,451))

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of financial position

(Unaudited)	Note	As at
($Cdn thousands)		Mar 31/22	Dec 31/21
Assets
Current assets
Cash and cash equivalents		$1,289,304	$1,247,447
Short-term investments		189,750	84,906
Accounts receivable		177,824	276,139
Current tax assets		2,781	4,966
Inventories	4	402,540	409,521
Supplies and prepaid expenses		90,874	95,341
Current portion of long-term receivables, investments and other	5	40,334	23,232

Total current assets		2,193,407	2,141,552

Property, plant and equipment		3,456,057	3,576,599
Intangible assets		50,275	51,247
Long-term receivables, investments and other	5	592,175	577,527
Investment in equity-accounted investee	6	253,566	233,240
Deferred tax assets		939,885	937,579

Total non-current assets		5,291,958	5,376,192

Total assets		$7,485,365	$7,517,744

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities		343,713	340,458
Current tax liabilities		3,412	4,129
Current portion of other liabilities	7	40,355	22,791
Current portion of provisions	8	46,756	46,365

Total current liabilities		434,236	413,743

Long-term debt		996,438	996,250
Other liabilities	7	199,360	171,774
Provisions	8	968,415	1,090,009

Total non-current liabilities		2,164,213	2,258,033

Shareholders’ equity
Share capital	9	1,914,289	1,903,357
Contributed surplus		222,435	230,039
Retained earnings		2,680,003	2,639,650
Other components of equity		70,128	72,795

Total shareholders’ equity attributable to equity holders		4,886,855	4,845,841
Non-controlling interest		61	127

Total shareholders’ equity		4,886,916	4,845,968

Total liabilities and shareholders’ equity		$7,485,365	$7,517,744

Commitments and contingencies [notes 8, 13]

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of changes in equity

	Attributable to equity holders
(Unaudited) ($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Equity investments at FVOCI	Total	Non- controlling interest	Total equity
Balance at January 1, 2022	$1,903,357	$230,039	$2,639,650	$73,543	$(748)	$4,845,841	$127	$4,845,968
Net earnings (loss)	—	—	40,350	—	—	40,350	(66)	40,284
Other comprehensive loss	—	—	—	(2,667)	—	(2,667)	—	(2,667)

Total comprehensive income (loss) for the period	—	—	40,350	(2,667)	—	37,683	(66)	37,617

Share-based compensation	—	810	—	—	—	810	—	810
Stock options exercised	10,932	(2,213)	—	—	—	8,719	—	8,719
Restricted share units released	—	(6,201)	—	—	—	(6,201)	—	(6,201)
Dividends	—	—	3	—	—	3	—	3

Balance at March 31, 2022	$1,914,289	$222,435	$2,680,003	$70,876	$(748)	$4,886,855	$61	$4,886,916

Balance at January 1, 2021	$1,869,710	$237,358	$2,735,830	$103,925	$11,532	$4,958,355	$206	$4,958,561
Net loss	—	—	(4,929)	—	—	(4,929)	(24)	(4,953)
Other comprehensive income (loss)	—	—	—	(9,107)	16,089	6,982	(2)	6,980

Total comprehensive income (loss) for the period	—	—	(4,929)	(9,107)	16,089	2,053	(26)	2,027

Share-based compensation	—	1,143	—	—	—	1,143	—	1,143
Stock options exercised	22,871	(4,821)	—	—	—	18,050	—	18,050
Restricted share units released	—	(4,979)	—	—	—	(4,979)	—	(4,979)
Dividends	—	—	5	—	—	5	—	5
Transfer to retained earnings[1]	—	—	23,803	—	(23,803)	—	—	—

Balance at March 31, 2021	$1,892,581	$228,701	$2,754,709	$94,818	$3,818	$4,974,627	$180	$4,974,807

[1]	In 2021, Cameco divested of its investments in equity securities and elected to transfer the cumulative net gains from equity investments at FVOCI to retained earnings.

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Consolidated statements of cash flows

(Unaudited)	Note	Three months ended
($Cdn thousands)		Mar 31/22	Mar 31/21
Operating activities
Net earnings (loss)		$40,284	$(4,953)
Adjustments for:
Depreciation and amortization		40,601	49,358
Deferred charges		(961)	2,623
Unrealized gain on derivatives		(7,105)	(8,800)
Share-based compensation	16	810	1,143
Gain on disposal of assets		(344)	(1)
Finance costs	11	18,730	17,681
Finance income		(1,951)	(1,278)
Share of earnings in equity-accounted investee	6	(43,023)	(20,617)
Other operating income	8	(19,973)	(21,785)
Other expense (income)		4,258	753
Income tax recovery	13	(1,419)	(2,031)
Interest received		1,895	1,075
Income taxes received (paid)		629	(1,113)
Other operating items	15	139,755	33,048

Net cash provided by operations		172,186	45,103

Investing activities
Additions to property, plant and equipment		(30,049)	(8,420)
Decrease (increase) in short-term investments		(104,845)	5,010
Decrease in long-term receivables, investments and other		—	48,731
Proceeds from sale of property, plant and equipment		354	—

Net cash provided by (used in) investing		(134,540)	45,321

Financing activities
Interest paid		(242)	(655)
Lease principal payments		(622)	(665)
Proceeds from issuance of shares, stock option plan		8,719	18,050
Dividends returned		5	5

Net cash provided by financing		7,860	16,735

Increase in cash and cash equivalents, during the period		45,506	107,159
Exchange rate changes on foreign currency cash balances		(3,649)	(1,943)
Cash and cash equivalents, beginning of period		1,247,447	918,382

Cash and cash equivalents, end of period		$1,289,304	$1,023,598

Cash and cash equivalents is comprised of:
Cash		718,826	578,611
Cash equivalents		570,478	444,987

Cash and cash equivalents		$1,289,304	$1,023,598

See accompanying notes to condensed consolidated interim financial statements.

Cameco Corporation

Notes to condensed consolidated interim financial statements

(Unaudited)

(Cdn$ thousands, except per share amounts and as noted)

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The condensed consolidated interim financial statements as at and for the period ended March 31, 2022 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements.

Cameco is one of the world’s largest providers of the uranium needed to generate clean, reliable baseload electricity around the globe. The Company has mines in northern Saskatchewan and the United States, as well as a 40% interest in Joint Venture Inkai LLP (JV Inkai), a joint arrangement with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom), located in Kazakhstan. JV Inkai is accounted for on an equity basis (see note 6).

Cameco’s Cigar Lake mine had been placed in a temporary state of care and maintenance periodically throughout 2020 and 2021 due to the global COVID-19 pandemic. The mine was in a temporary state of care and maintenance in January 2021 and production resumed in April 2021. Cameco also has two other operations in northern Saskatchewan. Rabbit Lake was placed in care and maintenance in 2016 while operations at McArthur River/Key Lake were suspended in 2018. In February 2022 Cameco announced the restart of the McArthur River/Key Lake operation and expect it will resume production some time in the current year. Cameco’s operations in the United States, Crow Butte and Smith Ranch-Highland, are also not currently producing as the decision was made in 2016 to curtail production and defer all wellfield development. See note 18 for the financial statement impact.

The Company is also a leading provider of nuclear fuel processing services, supplying much of the world’s reactor fleet with the fuel to generate one of the cleanest sources of electricity available today. It operates the world’s largest commercial refinery in Blind River, Ontario, controls a significant portion of the world UF6 primary conversion capacity in Port Hope, Ontario and is a leading manufacturer of fuel assemblies and reactor components for CANDU reactors at facilities in Port Hope and Cobourg, Ontario.

2.	Significant accounting policies

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with Cameco’s annual consolidated financial statements as at and for the year ended December 31, 2021.

These condensed consolidated interim financial statements were authorized for issuance by the Company’s board of directors on May 4, 2022.

B.	Basis of presentation

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value through profit or loss (FVTPL)
Equity securities	Fair value through other comprehensive income (FVOCI)
Liabilities for cash-settled share-based payment arrangements	Fair value through profit or loss (FVTPL)
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (IFRS) requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2021.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5 of the December 31, 2021 consolidated financial statements.

3.	Accounting standards

A.	New standards and interpretations not yet adopted

A new amendment to an existing standard is not yet effective for the period ended March 31, 2022 and has not been applied in preparing these condensed consolidated interim financial statements. Cameco does not intend to early adopt the following amendment.

i.	Income tax

In May 2021, the International Accounting Standards Board issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction, which amended IAS 12, Income Taxes (IAS 12). The amendments are effective for periods beginning on or after January 1, 2023, with early adoption permitted. The amendments narrowed the scope of the recognition exemption in paragraphs 15 and 24 of IAS 12 (recognition exemption) so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences, such as leases and decommissioning liabilities. Cameco does not expect adoption of the standard to have a material impact on the financial statements.

4.	Inventories

	Mar 31/22	Dec 31/21
Uranium
Concentrate	$279,417	$319,257
Broken ore	54,072	46,324

	333,489	365,581
Fuel services	68,185	43,549
Other	866	391

Total	$402,540	$409,521

Cameco expensed $282,606,000 of inventory as cost of sales during the first quarter of 2022 (2021 - $244,270,000).

5.	Long-term receivables, investments and other

	Mar 31/22	Dec 31/21
Derivatives [note 17]	40,277	32,098
Investment tax credits	95,722	95,722
Amounts receivable related to tax dispute(a)	295,221	295,221
Product loan(b)	186,215	176,904
Other	15,074	814

	632,509	600,759
Less current portion	(40,334)	(23,232)

Net	$592,175	$577,527

(a)

Cameco was required to remit or otherwise secure 50% of the cash taxes and transfer pricing penalties, plus related interest and instalment penalties assessed, in relation to its dispute with Canada Revenue Agency (CRA) (see note 13). In light of our view of the likely outcome of the case, Cameco expects to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $295,221,000 already paid as at March 31, 2022 (December 31, 2021 - $295,221,000) (note 13).

(b)

Cameco loaned 5,400,000 pounds of uranium concentrate to its joint venture partner, Orano Canada Inc., (Orano). Orano was obligated to repay the Company in kind with uranium concentrate no later than December 31, 2023. During the first quarter of 2022, the repayment terms were extended to December 31, 2028 and 783,900 pounds were returned as repayment on this loan.

Cameco also agreed to lend to Orano up to 1,148,200 kgU of conversion supply and up to an additional 1,200,000 pounds of uranium concentrate over the period 2022 to 2024. Repayment to Cameco is to be made in kind with U3O8 quantities drawn being repaid by December 31, 2027 and quantities of UF6 drawn by December 31, 2035.

As at March 31, 2022, 4,616,100 pounds of U3O8 and 300,000 kgU of UF6 conversion supply were drawn on the loans and are recorded at Cameco’s weighted average cost of inventory.

6.	Equity-accounted investee

JV Inkai is the operator of the Inkai uranium deposit located in Kazakhstan. JV Inkai is a uranium mining and milling operation that utilizes in-situ recovery (ISR) technology to extract uranium. The participants in JV Inkai purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers (see note 19). Cameco holds a 40% interest in JV Inkai and Kazatomprom holds a 60% interest. Cameco does not have control over the joint venture so it accounts for the investment on an equity basis.

The following tables summarize the financial information of JV Inkai (100%):

	Mar 31/22	Dec 31/21
Cash and cash equivalents	$57,720	$12,893
Other current assets	285,911	301,589
Non-current assets	306,462	328,469
Current liabilities	(196,986)	(32,774)
Non-current liabilities	(35,804)	(38,635)

Net assets	$417,303	$571,542

	Mar 31/22	Mar 31/21
Revenue from products and services	$94,034	$21,706
Cost of products and services sold	(13,958)	(4,694)
Depreciation and amortization	(3,757)	(1,928)
Finance income	147	39
Finance costs	(539)	(221)
Other income (expense)	1,963	(1,864)
Income tax expense	(17,048)	(2,898)

Net earnings from continuing operations	60,842	10,140

Other comprehensive income	—	—

Total comprehensive income	$60,842	$10,140

The following table reconciles the summarized financial information to the carrying amount of Cameco’s interest in JV Inkai:

	Mar 31/22	Dec 31/21
Opening net assets	$571,542	$440,565
Total comprehensive income	60,842	229,182
Dividends declared	(168,316)	(85,198)
Impact of foreign exchange	(46,765)	(13,007)

Closing net assets	417,303	571,542

Cameco’s share of net assets	166,921	228,617
Consolidating adjustments(a)	(48,027)	(60,348)
Fair value increment(b)	85,590	85,976
Dividends declared but not received	92,574	—
Dividends in excess of ownership percentage(c)	(46,906)	(22,085)
Impact of foreign exchange	3,414	1,080

Carrying amount in the statement of financial position at March 31, 2022	$253,566	$233,240

(a)

Cameco records certain consolidating adjustments to eliminate unrealized profit and amortize historical differences in accounting policies. This amount is amortized to earnings over units of production.

(b)	Upon restructuring, Cameco assigned fair values to the assets and liabilities of JV Inkai. This increment is amortized to earnings over units of production.

(c)	Cameco’s share of dividends follows its production purchase entitlements which is currently higher than its ownership interest.

7.	Other liabilities

	Mar 31/22	Dec 31/21
Deferred sales	$42,799	$23,316
Derivatives [note 17]	6,071	4,997
Accrued pension and post-retirement benefit liability	89,636	89,002
Lease obligation [note 17]	4,105	4,872
Product loans(a)	41,763	15,763
Other	55,341	56,615

	239,715	194,565
Less current portion	(40,355)	(22,791)

Net	$199,360	$171,774

(a)

Cameco has standby product loan facilities with various counterparties. The arrangements allow us to borrow up to 1,977,000 kgU of UF6 conversion services and 1,392,000 pounds of U3O8 over the period 2020 to 2023 with repayment in kind up to December 31, 2023. Under the facilities, standby fees of up to 1% are payable based on the market value of the facilities and interest is payable on the market value of any amounts drawn at rates ranging from 0.5% to 1.6%. At March 31, 2022, we have 1,344,000 kgU of UF6 conversion services drawn on the loans with repayment on 1,103,000 kgU due no later than December 31, 2022 and the remaining 241,000 kgU no later than December 31, 2023. We also have 630,000 pounds of U3O8 drawn with repayment due no later than December 31, 2023. The loans are recorded at Cameco’s weighted average cost of inventory.

8.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$1,126,969	$9,405	$1,136,374
Changes in estimates and discount rates
Capitalized in property, plant, and equipment	(96,222)	—	(96,222)
Recognized in earnings	(19,973)	—	(19,973)
Provisions used during the period	(6,381)	(82)	(6,463)
Unwinding of discount	5,102	31	5,133
Impact of foreign exchange	(3,678)	—	(3,678)

End of period	$1,005,817	$9,354	$1,015,171

Current	44,678	2,078	46,756
Non-current	961,139	7,276	968,415

	$1,005,817	$9,354	$1,015,171

9.	Share capital

At March 31, 2022, there were 398,403,050 common shares outstanding. Options in respect of 3,111,741 shares are outstanding under the stock option plan and are exercisable up to 2027. For the three months ended March 31, 2022, there were 343,785 options exercised that resulted in the issuance of shares (2021 - 1,370,264).

10.	Revenue

Cameco’s uranium and fuel services sales contracts with customers contain both fixed and market-related pricing. Fixed-price contracts are typically based on a term-price indicator at the time the contract is accepted and escalated over the term of the contract. Market-related contracts are based on either the spot price or long-term price, and the price is quoted at the time of delivery rather than at the time the contract is accepted. These contracts often include a floor and/or ceiling prices, which are usually escalated over the term of the contract. Escalation is generally based on a consumer price index. The Company’s contracts contain either one of these pricing mechanisms or a combination of the two. There is no variable consideration in the contracts and therefore no revenue is considered constrained at the time of delivery. Cameco expenses the incremental costs of obtaining a contract as incurred as the amortization period is less than a year.

The following tables summarize Cameco’s sales disaggregated by geographical region and contract type and includes a reconciliation to Cameco’s reportable segments (note 18):

For the three months ended March 31, 2022

	Uranium	Fuel services	Other	Total
Customer geographical region

Americas	$157,538	$54,271	$—	$211,809
Europe	80,882	13,114	—	93,996
Asia	83,952	8,281	—	92,233

	$322,372	$75,666	$—	$398,038

Contract type

Fixed-price	$129,680	$75,666	$—	$205,346
Market-related	192,692	—	—	192,692

	$322,372	$75,666	$—	$398,038

For the three months ended March 31, 2021

	Uranium	Fuel services	Other	Total
Customer geographical region

Americas	$137,365	$69,104	$891	$207,360
Europe	47,997	13,923	—	61,920
Asia	19,703	1,033	—	20,736

	$205,065	$84,060	$891	$290,016

Contract type

Fixed-price	$76,576	$84,060	$891	$161,527
Market-related	128,489	—	—	128,489

	$205,065	$84,060	$891	$290,016

11.	Finance costs

	Three months ended
	Mar 31/22	Mar 31/21
Interest on long-term debt	$9,767	$9,759
Unwinding of discount on provisions	5,133	4,057
Other charges	3,796	3,825
Interest on lease liabilities	34	40

Total	$18,730	$17,681

12.	Other income (expense)

	Three months ended
	Mar 31/22	Mar 31/21
Foreign exchange losses	(4,258)	(753)
Government assistance(a)	—	11,859

Total	$(4,258)	$11,106

(a)

In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy program (CEWS). CEWS provides a subsidy on eligible remuneration based on certain criteria. In 2021, the Company qualified for the subsidy for the periods January through June. There were no unfulfilled conditions and other contingencies attached to this government assistance.

13.	Income taxes

	Three months ended
	Mar 31/22	Mar 31/21
Earnings (loss) before income taxes
Canada	$31,737	$21,216
Foreign	7,128	(28,200)

	$38,865	$(6,984)

Current income taxes (recovery)
Canada	$(171)	$(221)
Foreign	1,058	(55)

	$887	$(276)
Deferred income taxes (recovery)
Canada	$(2,883)	$(1,275)
Foreign	577	(480)

	$(2,306)	$(1,755)

Income tax recovery	$(1,419)	$(2,031)

Cameco has recorded $939,885,000 of deferred tax assets (December 31, 2021 - $937,579,000). The realization of these deferred tax assets is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s temporary tax differences are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

Canada

On February 18, 2021, the Supreme Court of Canada (Supreme Court) dismissed Canada Revenue Agency’s (CRA) application for leave to appeal the June 26, 2020 decision of the Federal Court of Appeal (Court of Appeal). The dismissal means that the dispute for the 2003, 2005 and 2006 tax years is fully and finally resolved in the Company’s favour.

In September 2018, the Tax Court of Canada (Tax Court) ruled that the marketing and trading structure involving foreign subsidiaries, as well as the related transfer pricing methodology used for certain intercompany uranium sales and purchasing agreements, were in full compliance with Canadian law for the tax years in question. Management believes the principles in the decision apply to all subsequent tax years, and that the ultimate resolution of those years will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution.

The total tax reassessed for the three tax years was $11,000,000, and Cameco remitted 50%. Cameco has received refunds totaling about $5,500,000 plus interest.

In addition, on April 30, 2019, the Tax Court awarded Cameco $10,300,000 for legal fees incurred, plus an amount for disbursements of up to $16,700,000. The amount of the award was recognized as a reduction of administration expense in the first quarter of 2021. During the quarter, as a result of additional information provided by the Tax Court, we reduced the award for disbursements by approximately $4,000,000. This reduction in the recovery was recognized as administration expense.

If CRA continues to pursue reassessments for tax years subsequent to 2006, Cameco will continue to utilize its appeal rights under Canadian federal and provincial tax rules.

14.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2022 was 398,308,899 (2021 - 397,036,139).

	Three months ended
	Mar 31/22	Mar 31/21
Basic earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$40,350	$(4,929)
Weighted average common shares outstanding	398,309	397,036

Basic earnings (loss) per common share	$0.10	$(0.01)

Diluted earnings (loss) per share computation
Net earnings (loss) attributable to equity holders	$40,350	$(4,929)
Weighted average common shares outstanding	398,309	397,036
Dilutive effect of stock options(a)	1,511	—

Weighted average common shares outstanding, assuming dilution	399,820	397,036

Diluted earnings (loss) per common share	$0.10	$(0.01)

(a)	At March 31, 2021, 1,063 options were excluded from the diluted weighted average number of common shares because their inclusion would have been anti-dilutive.

15.	Statements of cash flows

	Three months ended
	Mar 31/22	Mar 31/21
Changes in non-cash working capital:
Accounts receivable	$127,174	$(8,884)
Inventories	30,369	120,463
Supplies and prepaid expenses	4,117	(1,584)
Accounts payable and accrued liabilities	(9,953)	(68,106)
Reclamation payments	(6,463)	(3,337)
Other	(5,489)	(5,504)

Other operating items	$139,755	$33,048

16.	Share-based compensation plans

A.	Stock option plan

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 30,480,607 shares have been issued. As of March 31, 2022, the total number of stock options held by the participants was 3,111,741 (December 31, 2021 - 3,458,001).

B.	Executive performance share unit (PSU)

During the quarter, the Company granted 238,610 PSUs. The weighted average fair value per unit at the date of issue was $28.75. As of March 31, 2022, the total number of PSUs held by the participants was 1,250,254 (December 31, 2021 - 1,495,709).

C.	Restricted share unit (RSU)

During the quarter, the Company granted 289,050 RSUs. The weighted average fair value per unit at the date of issue was $31.17. As of March 31, 2022, the total number of RSUs held by the participants was 1,157,810 (December 31, 2021 - 1,081,783).

D.	Deferred share unit (DSU)

As of March 31, 2022, the total number of DSUs held by participating directors was 585,572 (December 31, 2021 - 579,362).

Equity-settled plans

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/22	Mar 31/21
Restricted share unit plan	$765	$681
Performance share unit plan	—	295
Stock option plan	45	167

	810	1,143
Employee share ownership plan(a)	773	872

Total	$1,583	$2,015

(a)	The total number of shares purchased in 2022 with Company contributions was 27,359 (2021 - 46,183).

Cash-settled plans

During the period, the Company recognized the following expenses under these plans:

	Three months ended
	Mar 31/22	Mar 31/21
Performance share unit plan	$8,738	$6,219
Deferred share unit plan	5,151	2,051
Restricted share unit plan	4,969	1,299
Phantom stock option plan	1,110	750
Phantom restricted share unit plan	123	12

	$20,091	$10,331

Expenses related to share-based compensation plans are primarily included as part of administration expense in the statement of earnings.

17.	Financial instruments and related risk management

A.	Accounting classifications

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At March 31, 2022

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents(a)	$—	$1,289,304	$—	$1,289,304
Short-term investments	—	189,750	—	189,750
Accounts receivable	—	177,824	—	177,824
Derivative assets [note 5]
Foreign currency contracts	39,902	—	—	39,902
Interest rate contracts	375	—	—	375

	40,277	1,656,878	—	1,697,155

Financial liabilities
Accounts payable and accrued liabilities	—	343,713	—	343,713
Lease obligation [note 7]	—	4,105	—	4,105
Derivative liabilities [note 7]
Foreign currency contracts	1,594	—	—	1,594
Interest rate contracts	4,477	—	—	4,477
Long-term debt	—	996,438	—	996,438

	6,071	1,344,256	—	1,350,327

Net	34,206	312,622	—	346,828

At December 31, 2021

	FVTPL	Amortized cost	FVOCI - designated	Total
Financial assets
Cash and cash equivalents	$—	$1,247,447	$—	$1,247,447
Short-term investments	—	84,906	—	84,906
Accounts receivable	—	276,139	—	276,139
Derivative assets [note 5]
Foreign currency contracts	31,534	—	—	31,534
Interest rate contracts	564	—	—	564

	$32,098	$1,608,492	$—	$1,640,590

Financial liabilities
Accounts payable and accrued liabilities	$—	$340,458	$—	$340,458
Lease obligation [note 7]	—	4,872	—	4,872
Derivative liabilities [note 7]
Foreign currency contracts	3,760	—	—	3,760
Interest rate contracts	1,237	—	—	1,237
Long-term debt	—	996,250	—	996,250

	4,997	1,341,580	—	1,346,577

Net	$27,101	$266,912	$—	$294,013

(a)

Cameco has pledged $233,734,000 of cash as security against certain of its letter of credit facilities. This cash is being used as collateral for an interest rate reduction on the letter of credit facilities. The collateral account has a term of five years effective July 1, 2018. Cameco retains full access to this cash.

B.	Fair value hierarchy

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments that are measured at fair value, including their levels in the fair value hierarchy:

As at March 31, 2022

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5]
Foreign currency contracts	$39,902	$—	$39,902	$39,902
Interest rate contracts	375	—	375	375
Derivative liabilities [note 7]
Foreign currency contracts	(1,594)	—	(1,594)	(1,594)
Interest rate contracts	(4,477)	—	(4,477)	(4,477)
Long-term debt	(996,438)	—	(1,047,358)	(1,047,358)

Net	$(962,232)	$—	$(1,013,152)	$(1,013,152)

As at December 31, 2021

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 5]
Foreign currency contracts	$31,534	$—	$31,534	$31,534
Interest rate contracts	564	—	564	564
Derivative liabilities [note 7]
Foreign currency contracts	(3,760)	—	(3,760)	(3,760)
Interest rate contracts	(1,237)	—	(1,237)	(1,237)
Long-term debt	(996,250)	—	(1,103,978)	(1,103,978)

Net	$(969,149)	$—	$(1,076,877)	$(1,076,877)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, short-term investments, accounts receivable, and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

C.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments and long-term debt at fair value. Derivative financial instruments and current and long-term debt are classified as recurring level 2 fair value measurements.

The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 2.3% to 2.5% (2021 - 1.1% to 1.7%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

D.	Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	Mar 31/22	Dec 31/21
Non-hedge derivatives:
Foreign currency contracts	$38,308	$27,774
Interest rate contracts	(4,102)	(673)

Net	$34,206	$27,101

Classification:
Current portion of long-term receivables, investments and other [note 5]	$25,463	$22,652
Long-term receivables, investments and other [note 5]	14,814	9,446
Current portion of other liabilities [note 7]	(379)	(378)
Other liabilities [note 7]	(5,692)	(4,619)

Net	$34,206	$27,101

The following table summarizes the different components of the gain (loss) on derivatives included in net earnings (loss):

	Three months ended
	Mar 31/22	Mar 31/21
Non-hedge derivatives:
Foreign currency contracts	$13,364	$8,706
Interest rate contracts	(3,429)	—

Net	$9,935	$8,706

18.	Segmented information

Cameco has two reportable segments: uranium and fuel services. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services.

In 2021, Cameco determined that NUKEM no longer met the criteria for being considered a segment and concluded that it was appropriate to include NUKEM’s results with its uranium and fuel services segments. NUKEM’s purchase and sale of uranium concentrate and conversion services are reported internally as part of its uranium and fuel services businesses and should therefore be included with those businesses for segment reporting. The purchase and sale of enriched uranium product and separative work units continue to be reported in “other”. Comparative information has been adjusted.

Cost of sales in the uranium segment includes care and maintenance costs for our operations that have had production suspensions as well as operational readiness costs for our operations that are resuming operations. Operational readiness costs include costs to complete critical projects, perform maintenance readiness checks, and recruit and train sufficient mine and mill personnel before beginning operations. Cameco expensed $54,127,000 of care and maintenance and operational readiness costs during the first quarter of 2022 (2021 - $72,510,000 of care and maintenance costs). Included in this amount in 2021 is $32,570,000 relating to care and maintenance costs for operations suspended as a result of COVID 19. Also included in cost of sales, because of the Cigar Lake production suspension in 2021, is the impact of increased purchasing activity at a higher cost than produced pounds. This had a negative impact on gross profit in the uranium segment.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

Business segments

For the three months ended March 31, 2022

	Uranium	Fuel services	Other	Total
Revenue	$322,372	$75,666	$—	$398,038

Expenses
Cost of products and services sold	266,934	41,349	(672)	307,611
Depreciation and amortization	31,206	8,178	1,217	40,601

Cost of sales	298,140	49,527	545	348,212

Gross profit (loss)	24,232	26,139	(545)	49,826

Administration	—	—	57,780	57,780
Exploration	2,618	—	—	2,618
Research and development	—	—	2,801	2,801
Other operating income	(18,524)	(1,449)	—	(19,973)
Gain on disposal of assets	(24)	(320)	—	(344)
Finance costs	—	—	18,730	18,730
Gain on derivatives	—	—	(9,935)	(9,935)
Finance income	—	—	(1,951)	(1,951)
Share of earnings from equity-accounted investee	(43,023)	—	—	(43,023)
Other expense	—	—	4,258	4,258

Earnings (loss) before income taxes	83,185	27,908	(72,228)	38,865
Income tax recovery				(1,419)

Net earnings				$40,284

For the three months ended March 31, 2021

	Uranium	Fuel services	Other	Total
Revenue	$205,065	$84,060	$891	$290,016

Expenses
Cost of products and services sold	231,900	48,360	202	280,462
Depreciation and amortization	37,027	8,326	4,005	49,358

Cost of sales	268,927	56,686	4,207	329,820

Gross profit (loss)	(63,862)	27,374	(3,316)	(39,804)

Administration	—	—	11,199	11,199
Exploration	1,314	—	—	1,314
Research and development	—	—	479	479
Other operating income	(21,785)	—	—	(21,785)
Gain on disposal of assets	—	(1)	—	(1)
Finance costs	—	—	17,681	17,681
Gain on derivatives	—	—	(8,706)	(8,706)
Finance income	—	—	(1,278)	(1,278)
Share of earnings from equity-accounted investee	(20,617)	—	—	(20,617)
Other income	—	—	(11,106)	(11,106)

Earnings (loss) before income taxes	(22,774)	27,375	(11,585)	(6,984)
Income tax recovery				(2,031)

Net loss				$(4,953)

19.	Related parties

Cameco purchases uranium concentrate from JV Inkai. For the quarter ended March 31, 2022, Cameco had purchases of $43,512,000 ($34,216,000 (US)) (2021 - $0).